Via EDGAR

May 26, 2009

Attn:	Mr. Craig Wilson
Mr. Mark Shannon

Re:	Quantum Corporation Form 10-K for the Fiscal Year Ended March 31, 2008

Filed June 13, 2008

File No. 001-13449

Dear Messrs. Wilson and Shannon:

Reference is made to the comment letter, dated May 12, 2009, received from the Securities and Exchange Commission (the “Commission”) by Quantum Corporation (the “Company”) regarding the Commission’s review of the above-referenced filing. Your letter requested a response from the Company within ten business days of the date of the letter (i.e., by May 27, 2009). The Company respectfully requests that it be granted an extension until Monday, June 1, 2009 to provide a response to the comment letter.

Please contact me at 408-944-4460 if you wish to discuss our request for an extension.

Sincerely,

/s/ Shawn D. Hall

Shawn D. Hall

Vice President,

General Counsel

Quantum Corporation